

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Paul Bolno
Chief Executive Officer
Wave Life Sciences Ltd.
7 Straits View #12-00, Marina One East Tower
Singapore 018936

      Re: Wave Life Sciences Ltd.
          Registration Statement on Form S-3
          Filed August 6, 2019
          File No. 333-233052

Dear Dr. Bolno:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: John Condon, Esq.